Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

January 30, 2007



By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated January 30, 2007 referring to "Announcement of Commencement of the Tender Offer for the Shares of Nippon Katan Co.,Ltd." [English translation]

2. Brief Statements of Quarterly Financial Results dated January 30, 2007 (Consolidated basis. USGAAP) [English translation].

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku Tokyo 104 8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

[Translation]

January 30, 2007

To Whom It May Concern:

Company: Sumitomo Corporation

Representative Person: Motoyuki Oka, President and CEO

(Stock Code: 8053, 1st Section of the Tokyo Stock Exchange)

Contact: Mitsuru Iba,

Corporate Communications Dept. Manager

(TEL : +81－3－5166－3089)

Announcement of Commencement of the Tender Offer for the Shares of Nippon Katan Co.,Ltd.

At its Board meeting held today, Sumitomo Corporation (hereinafter referred to as the "Company") resolved to acquire the common shares of Nippon Katan Co., Ltd. (Stock Code: 5613 JASDAQ; hereinafter referred to as "Nippon Katan") through a tender offer (the "Tender Offer"). In connection with such resolution, announcement thereof is hereby given as stated below.

1. The Purpose for the Acquisition of Nippon Katan as a Wholly-Owned Subsidiary through the Tender Offer and Share Exchange

The Company, which currently holds 39.00% of the total number of the outstanding shares of the Nippon Katan (*i.e.* 3,791,000 shares, with 42.03% of the total number of voting rights), thereby making Nippon Katan its related company to which the equity method is applied, intends to commence the Tender Offer to acquire all of the outstanding shares of Nippon Katan (as used herein, such shares does not include the shares already held by the Company or the treasury shares of Nippon Katan) so that the Nippon Katan will become the Company's wholly-owned subsidiary.

Nippon Katan has been engaged for years in the casting business, mainly dealing with automobile parts, etc., and the electric equipment manufacturing business, mainly dealing with power line hardware, etc., as its two major businesses. However, because structural problems pertaining to the casting business, such as inflation of material costs, became evident, the Board of Nippon Katan resolved to discontinue the casting business at the Board meeting held on April 19, 2004.

On that same occasion, Nippon Katan reorganized its structure and relocated employees throughout the group to fit the reduced scale and scope of its business. Nippon Katan started anew as a

company concentrating on the electric equipment manufacturing business, and now attempts to further improve its existing products and develop new products based on its outstanding technical expertise and the existing mutual trust it has with electric power companies, its major customers, cultivated through its long-term relationship with such customers.

Being Nippon Katan's largest shareholders, and since the Company considers it one of its strategic businesses to supply fittings and parts for electric transmissions and substations as well as for power lines, the Company has assisted the independent operation of Nippon Katan. Now the Company has determined that it would be the best solution to acquire Nippon Katan as its wholly-owned subsidiary and make better use of the networks and know-how of the Company's group so that Nippon Katan will be able to further improve the efficiency of its business and fully perform its significant social responsibility to support the stable supply of power.

The purchase price per share for the Tender Offer, 526 yen, represents approximately 25.54 % (rounded to the second decimal place) premium of the average closing price (419 yen: rounded to the counting number) of the common shares of Nippon Katan at the JASDAQ Securities Exchange during the last 3 months (from October 31, 2006 to January 29, 2007) inclusive.

No maximum or minimum number of shares is set for the shares to be acquired through the Tender Offer. The Company will purchase all of the shares that will be proffered for the Tender Offer. In the event that the Company is unable to purchase all of the outstanding shares of Nippon Katan through the Tender Offer, and since the Company intends to acquire Nippon Katan as its wholly-owned subsidiary, the Company currently plans to purchase the remaining shares through share exchange to make the Company the parent company, holding the entire shares, and Nippon Katan its wholly-owned subsidiary, subject to the approval of the shareholders meeting of Nippon Katan (such transaction may include, but shall not be limited to, a share exchange without Nippon Katan's resolution at shareholders meeting approving the Share Exchange as "Simplified Share Exchange" or a share exchange by the payment of money, etc. in consideration for the shares; hereinafter referred to as the "Share Exchange"). It is likely that the Share Exchange will take place around August 2007, however the details of the Share Exchange, such as the consideration therefor, are still unknown, and will be decided around April or May 2007.

For the Share Exchange, the amount of the shares to be provided or the money etc. to be paid will be calculated based on the purchase price for the Tender Offer, and will be comparable thereto. However, it may be different from the purchase price for the Tender Offer considering the change of circumstances of Nippon Katan's business, stock market and business performance of the Company and Nippon Katan, etc. In addition, in the event that, in connection with the Share Exchange, any shareholder of Nippon Katan requests it to purchase its shares held by such shareholder pursuant to the relevant laws, the purchase price per share for such shares may be different from the purchase price for the Tender Offer or the economic value received by the shareholders for the Share Exchange. You are advised to

consult with your tax advisor as to the tax implication of the Tender Offer, the Share Exchange or the claim for purchase of shares relating to the Share Exchange.

Although Nippon Katan's shares are currently listed in the JASDAQ Securities Exchange, depending on the outcome of the Tender Offer, those shares may be delisted through the prescribed procedure, in accordance with the standards for delisting of shares in the JASDAQ Securities Exchange. Also, in case of the Share Exchange, Nippon Katan's shares will be delisted through the prescribed procedure in accordance with the standards for delisting shares in the JASDAQ Securities Exchange. If Nippon Katan's shares are delisted, such shares cannot be traded at the JASDAQ Securities Exchange, and will be difficult to sell in the future.

Nippon Katan resolved to agree to the Tender Offer at the Board meeting held on January 30, 2007 after considering the report entitled "Report on the Share Value" prepared by Misuzu Financial Advisors, Ltd. a third party appraiser independent from Nippon Katan. Nippon Katan also resolved at the same Board meeting that it would not distribute year-end dividends for the business year ending on March 31, 2007.

The Tender Offer has received positive reactions from major shareholders of Nippon Katan, and the Company expects that the major shareholders of Nippon Katan will agree to sell the common shares of Nippon Katan held by them in response to the Tender Offer. The Tender Offer will provide the shareholders of Nippon Katan an opportunity to receive the monetary compensation more promptly through their sale of Nippon Katan's shares by applying to the Tender Offer, rather than through the allocation of the Company's shares etc. through the Share Exchange.

The events in the series of transactions commencing with the Tender Offer for Nippon Katan shares by the Company and ending with the acquisition of Nippon Katan's entire shares are scheduled as follows:

February 7, 2007: Commencement of the Tender Offer for Nippon Katan's shares by the Company.

March 8, 2007: Completion of the Tender Offer for Nippon Katan's shares by the Company

(The schedule described below is subject to change)

April-May 2007: (If all of the Nippon Katan's shares are not acquired through the Tender Offer)

Execution of the share exchange agreement (between the Company and Nippon Katan)

June 2007: Approval of the Share Exchange at the annual general meeting of shareholders (of Nippon Katan)

* If the Share Exchange satisfies the requirements for simplified reorganization under Article 784, Paragraph 1, of the Corporations Law, Nippon Katan may proceed with the Share Exchange without obtaining

the approval at shareholders meeting of Nippon Katan.

July 2007: Nippon Katan's shares will be delisted from the JASDAQ Securities Exchange

August 2007: Completion of the Share Exchange whereby Nippon Katan will become the wholly-owned subsidiary of the Company

2. Outline of the Tender Offer

(1) Description of the Target Company

(a)	Trade Name	Nippon Katan Co., Ltd.	
(b)	Scope of Business	Manufacturing and sales of electric equipment, industrial facilities, etc., and providing research services for technology relating to electric and other services.	
(c)	Date of Incorporation	September 2, 1918	
(d)	Head Office	13-1, Isoshimaminami-machi, Hirakata, Osaka	
(e)	Representative Person	Hiroshi Morikawa, President and Director	
(f)	Share Capital	885 million yen	
(g)	Major Shareholders and Respective Shareholding Ratio	Sumitomo Corporation: 39.00% Hitachi Metals, Ltd.: 25.01% Sumitomo Electric Industries, Ltd.: 10.72% Nippon Katan Co., Ltd.: 6.70% Nippon Katan Customers' Share-Holding Association: 1.58% The Bank of Kyoto, Ltd.: 0.49% Nihon Kasen Kanamono *Kabushiki Kaisha*: 0.41% Hamana Konpou Yusou *Kabushiki Kaisha*: 0.38% Keiko Matsuda: 0.35% Kiyoshi Nakatani: 0.33% Nippon Katan Employees' Share-Holding Association: 0.33%	
(h)	Relationship between the Tender Offeror and the Target Company	Capital Relationship:	The Company currently holds 39.00% of the total number of the outstanding shares of Nippon Katan (3,791,000 shares).
		Personnel Relationship:	One (1) director and two (2) part-time corporate auditors in Nippon Katan are dispatched from the Company.

		Business Transactions:	Nippon Katan supplies its products to the Company.
		Applicability to the related party	Nippon Katan is the Company's related company to which the equity method is applied.

(2) Tender Offer Period

(a) The Tender Offer Period which is intended as of the Filing of the Tender Offer

From Wednesday, February 7, 2007 to Thursday, March 8, 2007 (21 business days)

(b) Extension of the Tender Offer Period upon the Request of the Target Company

In the event Nippon Katan files a position statement report requesting for the extension of the Tender Offer period pursuant to Article 27-10, Paragraph 3 of the Securities and Exchange Law (Law No. 25, 1948) (herein after called "Law"), the Tender Offer period will be extended up to Thursday, March 22, 2007, whereby the Tender Offer period shall then consist of 30 business days for the purchase of the shares.

(3) Purchase Price: 526 yen per share

(4) Basis for Calculation of Purchase Price, etc.

(a) Basis for the Calculation of the Purchase Price

The purchase price of 526 yen per share for the Tender Offer was resolved by taking into consideration the share evaluation made by Daiwa Securities SMBC Co., Ltd., a third party appraiser, (the "Share Evaluation Report"), in which the value of Nippon Katan's share was calculated in accordance with the Cost Approach, the Discounted Cash Flow (DCF) Approach, and the Stock Performance Approach. The Share Evaluation Report showed the value of the Nippon Katan's shares to be 526 yen in the Cost Approach, in the range of 555 yen to 613 yen in the DCF Approach, and 420 yen to 434 yen in the Stock Performance Approach.

The Company examined the purchase price for the Tender Offer giving special regard to the price range in the Cost Approach, as well as on the basis of the premiums on the market value paid in the past tender offer transactions, of the possibility of obtaining Nippon Katan's approval of the Tender Offer, of the prospects for the Tender Offer, and of the net asset of Nippon Katan per share etc. Finally the Company decided on the purchase price of 526 yen.

The purchase price for the Tender Offer represents 25.54 % premium (rounded to the second decimal place) of the average of the closing price (419 yen: rounded to the counting number) of the Nippon Katan's share traded at the JASDAQ Securities Exchange during the past 3 months (from October 31, 2006 to January 29, 2007) inclusive.

(b) Background of Calculation

1) Share Evaluation by Third-Party Appraiser

As the reference information used in determining the purchase price for the Tender Offer, the Company received the Share Evaluation Report dated January 30, 2007 concerning the value of Nippon Katan's share from Daiwa Securities SMBC Co., Ltd.

2) Main Issues of the Share Evaluation Report

In the Share Evaluation Report considered by the Company in determining the purchase price for the Tender Offer, the value of Nippon Katan's share was calculated in accordance with the Cost Approach, the DCF Approach, and the Stock Performance Approach. The Share Evaluation Report showed the value of the Nippon Katan's shares to be 526 yen in the Cost Approach, in the range of 555 yen to 613 yen in the DCF Approach, and 420 yen to 434 yen in the Stock Performance Approach.

3) Process of Determination of the Purchase Price for the Tender Offer

The Company examined the purchase price for the Tender Offer giving special regard to the price range in the Cost Approach, as well as on the basis of the premiums on the market value paid in the past tender offer transactions, of the possibility of obtaining Nippon Katan's approval of the Tender Offer, of the prospects for the Tender Offer, and of the net asset of Nippon Katan per share etc. Finally the Company decided on the purchase price per share for the Tender Offer of 526 yen at the meeting of the Board of Directors held on January 30, 2007.

4) Measures to Secure the Fairness of the Purchase Price and to Avoid the Conflict of Interests

Among the directors of Nippon Katan, Mr. Tsunogai, an employee of the Company, and Mr. Morikawa and Mr. Sonoki, former employees of the Company, did not participate in the resolution of the Board that agrees to the Tender Offer as interested directors.

As reference information for the verification of whether the purchase price to be applied for the Tender Offer was appropriate, the Board of Nippon Katan received a report entitled "Report on the Share Value", dated January 26, 2007, concerning the evaluation of the Nippon Katan's shares, from Misuzu Financial Advisors, a third party appraiser independent from Nippon Katan. At the Board meeting held on January 30, 2007, the Board of Directors of Nippon Katan carefully examined the appropriateness of the purchase price of Tender Offer and the terms and conditions thereof, from the standpoint of the financial conditions of the Company and Nippon Katan, synergy on businesses and fairness among shareholders etc., taking into consideration the "Report on the Share Value", and resolved to agree to the Tender Offer as the Board believed that the Tender Offer would contribute to the improvement of the corporate value of Nippon Katan and also provide Nippon Katan's shareholders an opportunity to sell its shares at a reasonable price.

(c) Relationship with Appraiser

Daiwa Securities SMBC Co., Ltd. is not a related company of the Company.

(5) Number of Share Certificates and Other Securities to Be Purchased in the Tender Offer and Related Matters

Type of Shares	Number of Shares to be Purchased	Number of Shares to be Over-Purchased
Share Certificate	— Shares	— Shares
Certificate of Stock Acquisition Rights	— Shares	— Shares
Certificate of Bond with Stock Acquisition Rights	— Shares	— Shares
Deposit Receipt for Share Certificates and Other Securities	— Shares	— Shares
Total	— Shares	— Shares

(Note 1) The Company will purchase all of the share certificates or other securities (the "Applied Share Certificates") which the persons (the "Applying Shareholders") accepting the application for the purchase of the share certificate and the other securities for the Tender Offer, or offering the disposal of such certificates, in response to the Tender Offer.

(Note 2) There is no plan to acquire the treasury shares held by Nippon Katan through the Tender Offer.

(Note 3) The maximum number of share certificates or other securities to be purchased (5,278,088 shares) represents all the outstanding shares of Nippon Katan (9,720,000 shares) as of September 30, 2006, as described in the 122nd Semi-Annual Report (submitted on December 15, 2006) minus the shares (3,791,000 shares) held by the Company as well as the treasury shares (650,912 shares) held by Nippon Katan.

(Note 4) Shares constituting less than a whole unit shall also be subject to purchase through the Tender Offer; provided however, that it shall be necessary to submit the share certificates to apply for the purchase (In case of shares constituting less than a whole unit kept in custody by the Japan Securities Depository Center, Inc. (the "JSDC"), there shall be no need for submission of the share certificates since it will be possible to apply the Tender Offer by transferring the shares to the TOB Agent or Sub-Agent (as each is set forth in "(11) TOB Agent" hereinafter) through the transfer system of JSDC.).

(6) Changes in the Percentage of Voting Rights of Share Certificates and Other Securities resulting from the Tender Offer

Number of Voting Rights Represented by Shares Certificates and Other Securities Owned by Tender Offeror before Tender Offer	3,791	(Percentage of Voting Rights of Share Certificates and Other Securities before Tender Offer: 42.03 %)

Number of Voting Rights Represented by Shares Certificates and Other Securities Owned by Specially Related Parties before Tender Offer	726	(Percentage of Voting Rights of Share Certificates and Other Securities before Tender Offer: 8.05 %)
Number of Voting Rights represented by Share Certificates and Other Securities to be Purchased	5,278	(Percentage of Voting Rights of Share Certificates and Other Securities after Tender Offer: 100.00 %)
Total Number of Voting Rights of Shareholders of the Target Company	9,019	

(Note 1) The denominator in calculating "Percentage of Voting Rights of Share Certificates and Other Securities before Tender Offer" is "Total Number of Voting Right of Shareholders of the Target Company".

(Note 2) The "Total Number of Voting Rights of Shareholders of the Target Company" represents the total number of voting rights of all of the shareholders as described in the 122nd Semi-Annual Report (submitted on December 15, 2006). It should be noted, however, that since shares constituting less than a whole unit are also subject to the Tender Offer, for the purpose of calculating the "Percentage of Voting Rights of Share Certificates and Other Securities after Tender Offer", the "Total Number of Voting Rights of Shareholders of the Target Company" is calculated to be 9,069 units, adding the number of voting rights of shares constituting less than a whole unit (50 units which represent the number of the voting rights of 50,088 shares, deducting 912 shares constituting less than a whole unit not planned to be acquired through the Tender Offer held by Nippon Katan from the 51,000 shares constituting less than a whole unit as described in the above Semi-Annual Report).

(7) Aggregate Purchase Price 2,776 million yen

(8) Method of Settlement

(a) Name and Location of Head Office of Securities Company or Financial Institution, etc. in Charge of Settlement of Tender Offer

Daiwa Securities SMBC Co., Ltd. 8-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Daiwa Securities Co. Ltd. 6-4, Ohtemachi 2-chome, Chiyoda-ku, Tokyo

(b) Commencement Date of Settlement

Friday, March 16, 2007

(c) Method of Settlement

After the end of the Tender Offer Period, a notice of purchase will be mailed to the address or the location of the Applying Shareholders (or the address of the standing proxy, in the case of foreign shareholders) without delay.

Payment of the Purchase Price will be made in cash. The TOB Agent or the Sub-Agent will, in accordance with the Applying Shareholders' instructions, remit the purchase price for the

share certificates without delay, on and after the *commencement* date of settlement, to the places designated by the Applying Shareholders, or pay at the head office or branch offices which accepted the applications.

(9) Other Conditions and Methods of Purchase, etc.

(a) Conditions set forth in each item of Article 27-13, Paragraph 4 of the Law

Not applicable. The Company will purchase all the Applied Share Certificates.

(b) Conditions of Withdrawal of Tender Offer, Details thereof and Method of Disclosure of Withdrawal

Upon the occurrence of any event listed in Article 14, Paragraph 1, Items (イ) through (リ) and items (ヲ) through (ソ), Item 2, Items 3 (イ) through (チ), Item 5 and Article 14, Paragraph 2, Items 3 through 6 of the Enforcement Order of the Securities and Exchange Law (Government Order No. 321, 1965) (the "Order"), the Company may withdraw the Tender Offer.

In the event that the Company intends to withdraw the Tender Offer, it will give public notice thereof through electronic disclosure and disclose the existence of such notice through *The Nihon Keizai Shinbun*; provided, however, that if it is difficult to give such notice by the last day of the Tender Offer Period, the Company will make a public announcement pursuant to Article 20 of the Cabinet Office Ordinance concerning the Disclosure of Tender Offer for Share Certificates and Other Securities by Parties Other Than the Issuer (Ministerial Ordinance No. 38, 1990) ("Ordinance") and forthwith give public notice.

(c) Conditions of Reduction of Purchase Price, etc., Details thereof and Method of Disclosure of Reduction, etc.

Pursuant to Article 27-6, Paragraph 1, Item 1 of the Law, in case that Nippon Katan takes any action enumerated in Article 13, Paragraph 1 of the Order, the Company may reduce the purchase price of the Tender Offer in accordance with the methods provided in Article 19 of the Ordinance.

In the event that the Company intends to reduce the purchase price of the Tender Offer, it will give public notice thereof through electronic disclosure and disclose the existence of such notice through *The Nihon Keizai Shinbun*; provided however, that if it is difficult to give such notice by the last day of the Tender Offer Period, the Company will make a public announcement pursuant to Article 20 of the Ordinance and forthwith give public notice. If any of the purchase conditions or other terms is modified, the Company will purchase the Applied Share Certificates, etc. offered prior to the announcement of such modifications under the purchase conditions as modified.

(d) Matters Concerning Applying Shareholders' Right of Cancellation of Agreement

The Applying Shareholders may cancel an agreement on the Tender Offer at any time during the Tender Offer Period. In case of such cancellation, the Applying Shareholders are required to deliver or mail a document of cancellation (*i.e.* the receipt of the application for the Tender Offer as well as the document requesting the cancellation of the application on the Tender Offer) to the head office or the branch office where the TOB Agent accepted the application (or the Sub-Agent in case it accepted the application) by 16:00 on the last day of the Tender Offer Period; provided, however, that in case of cancellations sent by mail, the document of cancellation shall not have any effect unless it is arrived by 16:00 on the last day of the Tender Offer Period.

No compensation for damages or penalty payment will be claimed to any Applying Shareholders by the Company, even if the agreement with the Applying Shareholders is cancelled. The cost of returning the Share Certificates, etc. will be borne by the Company. In case the cancellation is made by the Applying Shareholders, and subject to the instruction by the Applying Shareholders, the Company will return the Share Certificates, etc. immediately after the second business day following the last day of the Tender Offer Period (or the date of withdrawal if the Tender Offer is withdrawn), according to the following procedure:

1) In cases where the share certificates or other securities are submitted to the TOB Agent or the Sub-Agent in applying for the Tender Offer, the share certificates or other securities not to be purchased will be delivered or mailed to the address of the Applying Shareholders (or the address of the standing proxy in the case of foreign shareholders);
2) In cases where the share certificates or other securities kept in custody by the TOB Agent or the Sub-Agent (or the JSDC through the TOB Agent or the Sub-Agent) are applied, the share certificates or other securities not to be purchased will be returned in such same condition as at the time of application.

(e) Method of Disclosure if the Terms and Conditions of the Tender Offer are Changed

In the event that the Company intends to change the terms and conditions of the Tender Offer, it will give public notice thereof through electronic disclosure and disclose the existence of such notice through *The Nihon Keizai Shinbun*; provided however, that if it is difficult to give such notice by the last day of the Tender Offer Period, the Company will make a public announcement pursuant to Article 20 of the Ordinance and forthwith give public notice. If any of the terms and conditions is modified, the Company will purchase the Applied Share Certificates, etc. offered prior to the announcement of such modifications under the purchase conditions as modified.

(f) Method of Disclosure if the Amendment Statement is Submitted

If the Amendment Statement is submitted to the Director of the Kanto Local Finance Bureau, the Company will forthwith make a public announcement of the contents thereof to the extent that such amendments relate to the contents of the public notice of the Tender Offer,

pursuant to the manner set forth in Article 20 of the Ordinance. The Company will also forthwith amend the Tender Offer Explanatory Statement and provide the amended Tender Offer Explanatory Statement to the Applying Shareholders who have received the previous Explanatory Statement. If the amendments are limited in extent, however, the Company may, instead of providing an amended Tender Offer Explanatory Statement, prepare and deliver a document stating the reason for the amendments, the matters amended and the contents after the amendments to the Applying Shareholders.

(g) Method of Disclosure of Results of Tender Offer

The Company will make a public announcement concerning the results of the Tender Offer in accordance with Article 9-4 of the Order and Article 30-2 of the Ordinance on the day following the last day of the Tender Offer Period.

(10) Date of Public Notification of Commencement of the Tender Offer

Wednesday, February 7, 2007

(11) TOB Agent

Daiwa Securities SMBC Co., Ltd.

Daiwa Securities Co. Ltd. (Sub-Agent)

3. Other Matters

(1) The agreement between the Tender Offeror and the Target Company or its Directors, Corporate Auditors and Executive Officers

The Board of Directors of the Nippon Katan has agreed to the Tender Offer.

(2) Other Relevant Information for the Investor's Decision on the Tender of Shares in the Tender Offer

Nippon Katan has resolved at the Board meeting held on January 30, 2007 that it will not distribute year-end dividends for the business year ending on March 31, 2007.

(3) Effect of the Tender Offer on the Result of the Company

The Tender Offer will have a minor effect on the consolidated and the non-consolidated financial position of the Company.

For Immediate Release



Sumitomo Corporation Announces Financial Results for the Third Quarter ended December 31, 2006

On January 30, 2007, Sumitomo Corporation announced its consolidated results for the nine-month period ended December 31, 2006, prepared on the basis of accounting principles generally accepted in the United States of America.

Net income for the nine-month period was 154.0 billion yen, an increase of 22.9 billion yen or representing 17% growth from the same period of the previous year.

1. Operating results

○ Gross profit was 635.4 billion yen, an increase of 129.2 billion yen or representing 26% growth from the same period of the previous year.

○ Businesses which contributed to the increase are as follows:

- Metal Products:
  Tubular products, steel plates and non-ferrous metals businesses
- Transportation & Construction Systems:
  Automobile finance business in Asia
- Machinery & Electric:
  IPP* business in Asia
  *IPP: Independent Power Producer
- Overseas Subsidiaries and Branches
  Metal products business mainly at Sumitomo Corporation of America
- Newly consolidated subsidiaries:
  TBC Corporation (automotive replacement tire marketer in the U.S.)

○ Selling, general and administrative expenses was 451.0 billion yen increased by 90.8 billion yen from the same period of the previous year, mainly in personnel expenses due to the newly consolidated subsidiaries and the expansion of business activities at the existing subsidiaries.

○ Interest expense, net of interest income increased by 14.7 billion yen mainly due to the increase in interest-bearing liabilities in U.S. dollar and the rise in interest rates of the U.S. dollar.

Dividends were 11.4 billion yen, an increase of 2.5 billion yen.

- Equity in earnings of associated companies increased by 16.5 billion yen to 51.8 billion yen resulting from strong performances in copper mining businesses in the Americas and tubular products business in the U.S. In addition, Sumisho Lease* and Jupiter Telecommunications also contributed.

  * Although Sumisho Lease has become a subsidiary through a tender offer, we included the profit of Sumisho lease under the Equity in earnings of associated companies in this third quarter results.

- As a result, net income for the nine-month period ended December 31, 2006 totaled 154.0 billion yen, a record-high as a nine-month period.

- Our Basic Profit* was 151.4 billion yen, an increase of 31.9 billion from the same period of the previous year.

  *The sum of gross profit, selling, general and administrative expenses, interest expense, net of interest income and dividends multiplied by 59% (to take into account income taxes) and combined with equity in earnings of associated companies.

- As for the net income of nine-month period by segment, 8 segments out of 11 segments increased net income from the same period of the previous year. Metal Products, Transportation & Construction Systems, and Overseas Subsidiaries and Branches exceeded 20 billion yen of net income. Machinery & Electric and Mineral Resources & Energy also posted more than 10 billion yen of net income.

  Mineral Resources & Energy increased net income due to copper mining businesses in the Americas and Materials & Real Estate also increased net income due to the contribution from sales of condominiums.
  On the other hand, Media, Electronics & Network and Consumer Goods & Service which recorded capital gain in the same period of the previous year decreased their net income. Chemical decreased net income due to weak performance in plastics and organic chemicals

2. Financial position

- Total assets as of December 31, 2006 amounted to 8,336.6 billion yen, an increase of 1,624.7 billion yen from March 31, 2006. About 1,500 billion yen increase was due to the temporary consolidation of Sumisho Lease through a tender offer which was included in assets held for sale.

- Shareholders' equity amounted to 1,423.8 billion yen, improved by 119.9 billion yen, mainly due to the increase in retained earnings. However, shareholders' equity ratio

temporarily decreased 17.1% due to the consolidation of Sumisho Lease.

○ Interest bearing liabilities, net of cash balance were 2,899.3 billion yen increased by 277.2 billion yen. Debt-equity ratio, net was 2.0 times, unchanged from March 31, 2006.

3. Targets for the full fiscal year

Targets for the fiscal year ending March 31, 2007 are remained unchanged from the announcement in October 2006.

	<Targets announced in October>
Gross Profit	860 billion yen
Other income (expenses):	
SG & A	(615) billion yen
Interest expense, net of interest income	(36) billion yen
Dividends	13 billion yen
Equity in earnings of associated companies, net	68 billion yen
Other, net	10 billion yen
Net Income	190 billion yen

○ Gross profit for the nine-month period amounted to 74% of the fiscal year target and expects to achieve 860 billion yen for the full fiscal year. Strong performances of core businesses will continue in fourth quarter.

○ Equity in earnings of associated companies, amounted to 76% of the fiscal year target and is expected to achieve 68 billion yen for the full fiscal year. Performances in Sumisho Lease, Jupiter Telecommunications, Tubular products business in the U.S., and IPP/IWPP* businesses in Asia and the Middle East are expected to show continuous strong performances.

*IPP: Independent Power Producer, IWPP: Independent Water and Power Producer

○ Provision for doubtful receivables and net of other income/expenses are estimated to be around 10 billion yen profits, including unexpected losses through replacement of assets which will amount approximately to 15 billion yen from 10 billion yen.

○ Considering net income reaching 81% of the fiscal year target, we expect to achieve 190 billion yen net income for fiscal year ending March 31, 2007.

For further information contact:
Sumitomo Corporation
Investor Relations Dept.
Phone: +81-3-5166-3522
Fax : +81-3-5166-6292
e-mail: ir@sumitomocorp.co.jp

Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The management targets included in this report are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management strive to achieve through the successful implementation of the Company's business strategies. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets.

The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

Highlights of consolidated quarterly results 2006 (Nine-month period ended December 31, 2006)

January 30, 2007

[Prepared on the basis of accounting principles generally accepted in the United States of America]

1. Consolidated Income

Sumitomo Corporation

Unit: 100 millions of yen (rounded to the nearest 100 million)

	Apr.1-Dec.31, 2006 (A)	Oct. 1-Dec.31, 2006	Apr.1-Dec.31, 2005 (B)	increase/(decrease) amount (A)-(B)	increase/(decrease) percentage	Annual Targets announced in Oct., 2006 amount	Annual Targets announced in Oct., 2006 percentage	Results Year ended Mar. 31, 2006
Gross profit	**6,354**	2,198	5,062	1,292	26%	8,600	74%	7,066
Other income (expenses) :								
Selling, general and administrative expenses	**(4,510)**	(1,563)	(3,602)	(908)	(25%)	(6,150)	73%	(5,158)
Personnel expenses	**(2,309)**	(773)	(1,885)	(424)	(23%)			
Facility related expenses	**(749)**	(273)	(590)	(160)	(27%)			
Other	**(1,452)**	(518)	(1,128)	(324)	(29%)			
Interest expense, net of interest income	**(269)**	(106)	(121)	(147)	(121%)	(360)	75%	(200)
Dividends	**114**	37	89	25	28%	130	87%	104
Equity in earnings of associated companies, net	**518**	178	353	165	47%	680	76%	514
Settlements on copper trading litigation	**96**	0	(1)	97	-			
Provision for doubtful receivables	**(24)**	(14)	(58)	34	59%			
Gain on property and equipment, net	**10**	(1)	(1)	11	-	100	229%	151
Gain on marketable securities and investments, net	**126**	84	367	(241)	(66%)			
Other, net	**21**	22	16	4	27%			
Total other income (expenses)	**(3,919)**	(1,363)	(2,958)	(961)	(32%)	(5,600)	70%	(4,588)
Income before income taxes and minority interests in earnings of subsidiaries	**2,436**	835	2,104	331	16%	3,000	81%	2,478
Income taxes	**(854)**	(300)	(745)	(109)	(15%)	(1,040)	82%	(807)
Income before minority interests in earnings of subsidiaries	**1,582**	535	1,360	222	16%	1,960	81%	1,671
Minority interests in earnings of subsidiaries, net	**(42)**	(16)	(49)	7	15%	(60)	69%	(68)
Net income	**1,540**	519	1,311	229	17%	1,900	81%	1,602
Total trading transactions	**78,594**	26,128	74,884	3,710	5%	107,000	73%	103,363
Operating income	**1,820**	621	1,402	418	30%	2,400	76%	1,761
Basic profit (Calculation for reference)*	**1,514**	512	1,196	319	27%	1,990	76%	1,583

Note: Total trading transactions is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

Note: Operating income is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

*Calculation: (Gross profit-Selling, general and administrative expenses-Interest expenses, net of interest income+Dividends)×59% (to take into account income taxes) + Equity in earnings of associated companies, net

Summary

Gross profit

<Businesses which contributed to the increase>

- Tubular products, steel plates, and non-ferrous metal businesses
- Automobile finance business in Asia
- IPP* business in Asia

*Independent Power Producer

- Sumitomo Corporation of America (Mainly in metal products business)
- Consolidated TBC Corporation (automotive replacement tire marketer in the U.S.)

Selling, general and administrative expenses

- Effect of the newly consolidated subsidiaries
- Increase in personnel expenses due to the expansion of business activities at existing subsidiaries

Interest expense, net of interest income

	Apr.1-Dec.31, 2006	Apr.1-Dec.31, 2005	increase/(decrease)
Interest income	258	137	121
Interest expense	(526)	(258)	(268)
Total	(269)	(121)	(147)

- Increase in interest-bearing liabilities in the U.S. dollar
- Rise in interest rates of the U.S. dollar

Equity in earnings of associated companies, net

<Businesses which contributed to the increase>

- Copper business in the Americas
- Tubular products business in the U.S.
- Sumisho Lease
- Jupiter Telecommunications

Settlements on copper trading litigation

- Receipt of 10 billion yen through settled litigation

Reference		Apr.1-Dec.31, 2006	Apr.1-Dec.31, 2005
Foreign exchange (Yen/US$, ave.)	(Jan.-Sep.)	115.94	108.65
	(Apr.-Dec.)	116.14	112.85
Interest (%) (US$ LIBOR 6M) (ave.)	(Jan.-Sep.)	5.2%	3.5%
	(Apr.-Dec.)	5.4%	4.0%
Crude oil (US$/bbl) <North Sea Brent>	(Jan.-Sep.)	67	54

Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The management targets included in this report are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management strive to achieve through the successful implementation of the Company's business strategies. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets. The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

2. Segment Information

Unit: 100 millions of yen (rounded to the nearest 100 million)

	Gross profit			Net income			Summary (Net income)
	Apr.1-Dec.31, 2006	Apr.1-Dec.31, 2005	increase/ (decrease)	**Apr.1-Dec.31, 2006**	Apr.1-Dec.31, 2005	increase/ (decrease)	
Metal Products	**575**	474	101	**212**	154	57	- Strong performances in tubular products, steel plates, and non-ferrous metal businesses
Transportation & Construction Systems	**1,054**	928	126	**203**	170	33	- Increased earnings from Sumisho Auto Leasing as a result of making it a wholly owned subsidiary - Automobile finance business in Asia
Machinery & Electric	**244**	215	29	**106**	48	59	- IPP/IWPP businesses in Asia and the Middle East
Media, Electronics & Network	**420**	325	95	**81**	119	(38)	- Improved earnings in Sumisho Computer Systems - Decrease in capital gain
Chemical	**262**	266	(4)	**36**	56	(20)	- Decrease in plastics and organic chemical businesses
Mineral Resources & Energy	**370**	348	22	**169**	166	2	- Strong performances in copper business in the Americas and Australia
Consumer Goods & Service	**807**	748	59	**27**	163	(136)	- Strong performance in Summit supermarket - Value realization of Coach Japan in the same period of the previous year
Materials & Real Estate	**636**	373	263	**94**	86	9	- Strong performance in condominium sales - Consolidated TBC Corporation
Financial & Logistics	**225**	187	38	**55**	54	1	- Strong performance in commodity business
Domestic Regional Business Units and Offices	**297**	297	0	**48**	37	11	- Strong performance in metal products businesses
Overseas Subsidiaries and Branches	**1,684**	906	778	**344**	242	103	- Strong performance in metal products businesses - Consolidated TBC Corporation
Segment Total	**6,575**	5,067	1,507	**1,374**	1,294	80	
Corporate and Eliminations	**(220)**	(5)	(215)	**166**	17	149	- Received settlement on copper trading litigation
Consolidated	**6,354**	5,062	1,292	**1,540**	1,311	229	

3. Financial Position

	As of Dec. 31, 2006	As of Mar. 31, 2006	increase/ (decrease)
Total assets	83,366	67,119	16,247
Total shareholders' equity	14,238	13,040	1,199
Shareholders' equity ratio	17.1%	19.4%	(2.3pt)
Interest-bearing liabilities, net	28,993	26,222	2,772
Debt-equity ratio, net (times)	2.0	2.0	-

Summary

Total assets

- Temporary increase due to the consolidation of Sumisho Lease (Assets held for sale: about +1,500 billion yen)

Total shareholders' equity

- Increase in retained earnings

Interest-bearing liabilities, net

- Temporary decrease due to the consolidation of Sumisho Lease

<Reference information>

Sumitomo Corporation

Number of subsidiaries and associated companies

Unit: Number of companies

	As of Dec. 31, 2006			increase/(decrease) from Dec. 31, 2005		
	Profit	Loss	Total	Profit	Loss	Total
Japan	230	36	266	13	(25)	(12)
Overseas	541	101	642	20	7	27
Total	771	137	908	33	(18)	15
(Profit-making company ratio)			85%			+2pt

Equity in earnings of subsidiaries and associated companies

Unit: 100 millions of yen
(rounded to the nearest 100 million)

	Apr.1-Dec.31, 2006			increase/(decrease) from the same period of the previous year		
	Profit	Loss	Total	Profit	Loss	Total
Japan	535	(19)	517	68	25	93
Overseas	848	(44)	804	166	(15)	151
Total	1,383	(63)	1,321	234	10	244

Consolidated quarterly results FY2006 (Nine-month period ended December 31, 2006)

[Prepared on the basis of accounting principles generally accepted in the United States of America]


Sumitomo
Corporation

Sumitomo Corporation

Stock Exchange code No. 8053
(Listed on Tokyo, Osaka, Nagoya and Fukuoka Stock Exchanges)
President & CEO, Motoyuki Oka
For further information contact:
Mitsuru Iba, Corporate Communications Dept. Tel.+81-3-5166-3089
Kihachiro Kawaguchi, Accounting Controlling Dept. Tel.+81-3-5166-3279
(URL http://www.sumitomocorp.co.jp/english)

1. Consolidated results for the nine-month period ended December 31, 2006

(1) Summary

(Remark) Amounts are rounded to the nearest million.

	Total trading transactions		Operating income		Income before income taxes and minority interests in earnings of subsidiaries		Net income	
Nine months ended	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
December 31, 2006	7,859,439	5.0	182,004	29.8	243,557	15.7	153,995	17.5
December 31, 2005	7,488,393	4.9	140,245	71.3	210,443	58.3	131,087	71.6
Year ended March 31, 2006	10,336,265	4.4	176,133	56.7	247,807	63.7	160,237	88.4

	Net income per share (basic)	Net income per share (diluted)
Nine months ended	(yen)	(yen)
December 31, 2006	123.81	123.79
December 31, 2005	106.89	106.88
Year ended March 31, 2006	130.18	130.17

(2) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
As of December 31, 2006	8,336,595	1,423,838	17.1	1,152.47
As of December 31, 2005	6,469,977	1,247,230	19.3	1,002.27
As of March 31, 2006	6,711,894	1,303,975	19.4	1,047.88

Notes
1) These consolidated results are prepared on the basis of accounting principles generally accepted in the United States of America.
2) The results of the third quarter are not audited by independent public accountants.
3) As of December 31, 2006 : Number of consolidated subsidiaries; 656 , Number of equity method applied associated companies; 252
As of March 31, 2006 : Number of consolidated subsidiaries; 626 , Number of equity method applied associated companies; 249
4) Percentage figures are changes from the same period of the previous fiscal year.
5) Total trading transactions and operating income are presented in a manner customarily used in Japan solely for Japanese investors' purposes.
Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Companies act as principal or as agent.
6) The targets for fiscal year 2006 announced in October 2006 are remained unchanged.

2. Outline of consolidated results for the nine-month period ended December 31, 2006

Total trading transactions for the nine-month period ended December 31, 2006 was 7,859.4 billion yen, a 5.0% increase from the same period of the previous year. Gross profit increased by 129.2 billion yen to 635.4 billion yen. These were mainly due to strong performances in metal businesses (Metal Products), automobile finance business in Asia (Transportation & Construction Systems), and Sumitomo Corporation of America (Overseas Subsidiaries & Branches). Newly consolidated subsidiaries such as TBC Corporation, an automotive replacement tire marketer in the U.S. also contributed.
Although, selling, general and administrative expenses increased mainly due to the expansion of business activities at subsidiaries, operating income increased by 41.8 billion yen to 182.0 billion yen. Equity in earnings of associated companies, net increased by 16.5 billion yen to 51.8 billion yen resulting from strong performances in copper business in the Americas, tubular product business in the U.S., Sumisho Lease, and Jupiter Telecommunications. In addition, the Company received 10 billion yen through settlement on copper trading litigation.
As a result, net income amounted to 154.0 billion yen, an increase of 22.9 billion yen or representing 17.5% growth from the same period of the previous year.

Sumitomo Corporation and Subsidiaries

Consolidated Statements of Income
Nine-month periods ended December 31, 2006 and 2005
(Unaudited)

	Millions of yen				Millions of U.S. Dollars
	2006			2005	2006
	Six months ended September 30	Three months ended December 31	Nine months ended December 31	Nine months ended December 31	Nine months ended December 31
Revenues:					
Sales of tangible products	¥ 1,256,220	¥ 666,059	¥ 1,922,279	¥ 1,474,499	$ 16,154
Sales of services and others	279,101	149,359	428,460	366,344	3,600
Total revenues	1,535,321	815,418	2,350,739	1,840,843	19,754
Cost:					
Cost of tangible products sold	1,042,609	557,920	1,600,529	1,235,594	13,450
Cost of services and others	77,083	37,696	114,779	99,022	964
Total cost	1,119,692	595,616	1,715,308	1,334,616	14,414
Gross profit	415,629	219,802	635,431	506,227	5,340
Other income (expenses):					
Selling, general and administrative expenses	(294,687)	(156,347)	(451,034)	(360,203)	(3,790)
Settlements on copper trading litigation	9,612	(11)	9,601	(101)	81
Provision for doubtful receivables	(1,029)	(1,364)	(2,393)	(5,779)	(20)
Impairment losses on long-lived assets	(314)	(4)	(318)	(1,430)	(3)
Gain (loss) on sale of property and equipment, net	1,345	(62)	1,283	1,284	11
Interest income	16,027	9,732	25,759	13,685	216
Interest expense	(32,280)	(20,330)	(52,610)	(25,812)	(442)
Dividends	7,688	3,666	11,354	8,901	95
Other than temporary impairment losses on securities	(518)	-	(518)	(944)	(4)
Gain on sale of marketable securities and other investments, net	4,698	8,428	13,126	36,108	110
Gain on issuances of stock by subsidiaries and associated companies	-	-	-	1,534	-
Equity in earnings of associated companies, net	33,968	17,830	51,798	35,343	435
Other, net	(95)	2,173	2,078	1,630	18
Total other income (expenses)	(255,585)	(136,289)	(391,874)	(295,784)	(3,293)
Income before income taxes and minority interests in earnings of subsidiaries	160,044	83,513	243,557	210,443	2,047
Income taxes	55,406	29,990	85,396	74,450	718
Income before minority interests in earnings of subsidiaries	104,638	53,523	158,161	135,993	1,329
Minority interests in earnings of subsidiaries, net	(2,586)	(1,580)	(4,166)	(4,906)	(35)
Net income	¥ 102,052	¥ 51,943	¥ 153,995	¥ 131,087	$ 1,294
Disclosure of comprehensive income:					
Net income for the period	¥ 102,052	¥ 51,943	¥ 153,995	¥ 131,087	$ 1,294
Other comprehensive income (loss), net of tax:					
Net unrealized holding gains (losses) on securities available-for-sale	(24,002)	22,485	(1,517)	133,276	(13)
Foreign currency translation adjustments	2,866	16,602	19,468	35,226	164
Net unrealized gains (losses) on derivatives	(1,556)	3,307	1,751	(5,333)	15
Comprehensive income for the period	79,360	94,337	¥ 173,697	¥ 294,256	$ 1,460
Total trading transactions	¥ 5,246,611	¥ 2,612,828	¥ 7,859,439	¥ 7,488,393	$ 66,046

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥119=US$1.
2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2006 (Unaudited) and March 31, 2006

	Millions of Yen		Millions of U.S. Dollars
	December 31, 2006	March 31, 2006	December 31, 2006
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 512,777	¥ 522,000	$ 4,309
Time deposits	7,901	8,331	66
Marketable securities	15,153	22,087	127
Receivables-trade			
Notes and loans	300,444	265,022	2,525
Accounts	1,613,933	1,646,126	13,563
Associated companies	75,474	98,278	634
Allowance for doubtful receivables	(13,051)	(15,335)	(110)
Inventories	751,153	705,257	6,312
Deferred income taxes	26,060	31,998	219
Advance payments to suppliers	66,110	50,165	556
Assets held for sale	1,506,915	-	12,663
Other current assets	221,650	310,411	1,863
Total current assets	5,084,519	3,644,340	42,727
Investments and long-term receivables:			
Investments in and advances to associated companies	540,738	469,482	4,544
Other investments	819,439	783,015	6,886
Long-term receivables	684,672	662,075	5,754
Allowance for doubtful receivables	(34,379)	(40,703)	(289)
Total investments and long-term receivables	2,010,470	1,873,869	16,895
Property and equipment, at cost less accumulated depreciation	850,023	819,503	7,143
Goodwill and other intangible assets	259,543	259,264	2,181
Prepaid expenses, non-current	97,730	94,710	821
Deferred income taxes, non-current	18,681	13,511	157
Other assets	15,629	6,697	131
Total	¥ 8,336,595	¥ 6,711,894	$ 70,055

Note: The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥119=US$1.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2006 (Unaudited) and March 31,2006

	Millions of Yen		Millions of U.S. Dollars
	December 31, 2006	March 31, 2006	December 31, 2006
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt	¥ 564,385	¥ 539,567	$ 4,743
Current maturities of long-term debt	489,883	428,545	4,117
Payables-trade			
Notes and acceptances	116,881	93,278	982
Accounts	1,005,495	1,070,921	8,450
Associated companies	43,632	29,713	367
Income taxes	35,630	33,060	299
Accrued expenses	87,703	92,975	737
Advances from customers	87,853	90,483	738
Liabilities associated with assets held for sale	1,305,371	-	10,969
Other current liabilities	225,487	243,972	1,895
Total current liabilities	3,962,320	2,622,514	33,297
Long-term debt, less current maturities	2,598,640	2,447,170	21,837
Accrued pension and retirement benefits	11,150	13,180	93
Deferred income taxes, non-current	245,601	230,364	2,064
Minority interests	95,046	94,691	799
Shareholders' equity:			
Common stock	219,279	219,279	1,843
Additional paid-in capital	279,636	279,470	2,350
Retained earnings			
Appropriated for legal reserve	17,696	17,696	149
Unappropriated	698,150	579,217	5,867
	715,846	596,913	6,016
Accumulated other comprehensive income	230,099	213,767	1,933
Treasury stock, at cost	(21,022)	(5,454)	(177)
Total shareholders' equity	1,423,838	1,303,975	11,965
Total	¥ 8,336,595	¥ 6,711,894	$ 70,055

Note: The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥119=US$1.

Segment Information (Condensed)

Nine-month periods ended December 31, 2006 and 2005
(Unaudited)

Operating segments:

2006: Segment		Millions of Yen Gross profit		Net income		As of December 31 Segment assets		Total trading transactions
Metal Products	¥	57,459	¥	21,184	¥	748,614	¥	1,279,059
Transportation & Construction Systems		105,404		20,296		1,133,522		1,335,907
Machinery & Electric		24,420		10,609		461,249		215,553
Media, Electronics & Network		41,992		8,054		451,666		342,819
Chemical		26,199		3,596		268,318		556,703
Mineral Resources & Energy		36,994		16,878		655,279		1,501,734
Consumer Goods & Service		80,747		2,671		368,116		459,237
Materials & Real Estate		63,568		9,410		534,846		393,274
Financial & Logistics		22,546		5,501		438,486		171,201
Domestic Regional Business Units and Offices		29,714		4,784		447,596		786,027
Overseas Subsidiaries and Branches		168,423		34,446		1,128,899		1,546,662
Segment Total		657,466		137,429		6,636,591		8,588,176
Corporate and Eliminations		(22,035)		16,566		1,700,004		(728,737)
Consolidated	¥	635,431	¥	153,995	¥	8,336,595	¥	7,859,439

2005: Segment		Millions of Yen Gross profit		Net income		As of March 31 Segment assets		Total trading transactions
Metal Products	¥	47,360	¥	15,441	¥	662,844	¥	1,054,355
Transportation & Construction Systems		92,790		17,021		1,037,044		1,176,226
Machinery & Electric		21,522		4,758		475,384		823,764
Media, Electronics & Network		32,489		11,880		441,711		329,059
Chemical		26,642		5,641		243,216		449,437
Mineral Resources & Energy		34,794		16,632		618,169		1,153,615
Consumer Goods & Service		74,823		16,268		367,984		581,000
Materials & Real Estate		37,292		8,556		587,683		313,445
Financial & Logistics		18,734		5,413		470,771		118,920
Domestic Regional Business Units and Offices		29,682		3,660		424,773		805,568
Overseas Subsidiaries and Branches		90,589		24,164		1,054,635		1,241,284
Segment Total		506,717		129,434		6,384,214		8,046,673
Corporate and Eliminations		(490)		1,653		327,680		(558,280)
Consolidated	¥	506,227	¥	131,087	¥	6,711,894	¥	7,488,393

2006: Segment		Millions of U.S.Dollars Gross profit		Net income		As of December 31 Segment assets		Total trading transactions
Metal Products	$	483	$	178	$	6,291	$	10,749
Transportation & Construction Systems		886		171		9,525		11,226
Machinery & Electric		205		89		3,876		1,811
Media, Electronics & Network		353		68		3,796		2,881
Chemical		220		30		2,255		4,678
Mineral Resources & Energy		311		142		5,507		12,620
Consumer Goods & Service		679		22		3,093		3,859
Materials & Real Estate		534		79		4,494		3,305
Financial & Logistics		189		46		3,685		1,439
Domestic Regional Business Units and Offices		250		40		3,761		6,605
Overseas Subsidiaries and Branches		1,415		290		9,487		12,997
Segment Total		5,525		1,155		55,770		72,170
Corporate and Eliminations		(185)		139		14,285		(6,124)
Consolidated	$	5,340	$	1,294	$	70,055	$	66,046

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥119=US$1.
2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.




Sumitomo
Corporation

Rule 12g3-2(b) File No. 82-34680

January 25, 2007

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated January 25, 2007 [English translation].

Sumitomo Corporation

1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate Release

(This is an English translation of the Japanese original.)

January 25, 2007

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section
Contact: Mitsuru Iba,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Notice Concerning Revision of Projection on Performance of our subsidiary (Sumisho Computer Systems Corporation)

This is to inform you that a subsidiary of Sumitomo Corporation,
Sumisho Computer Systems Corporation has revised its projection on performance for the fiscal year ending March 31, 2007(April 1, 2006 to March 31, 2007) announced on April 27, 2006.

Attachment

Disclosed material of Sumisho Computer Systems Corporation

January 25, 2007

Consolidated Financial Results for the Third Quarter ended December 31, 2006

Company name: Sumisho Computer Systems Corporation

(URL http://www.scs.co.jp)

Representative's title and name: President and CEO, Yasuyuki Abe

(Stock code: No.9719, Tokyo Stock Exchange, First Section)

Contact: Treasury & Accounting Group, General Manager Shunsaku Maekawa

Tel. +81-3-5166-2500

1. Matters concerning consolidated quarterly results

①Adoption of simplified accounting method : Applicable

1) A corporation tax was calculated by annually estimated rate based on legal effective rate.

2) Simplified method was applied partially, in case its influence is limited.

②Change in accounting treatment from latest fiscal year : Applicable

Accounting standard for directors' bonus (issued Nov. 29, 2005 by Accounting standard board of Japan) was applied since this fiscal year. Accordingly, with regard to operating profit, ordinary profit and net income before tax, each of them decreased by 48 million yen.

③Change in the scope of consolidation and equity method :Applicable

Consolidation: newly consolidated 1 (Asahi IT Solution limited.) Exception 1 (SCS IT Management, Ltd.*1)

Equity method: Newly applied 1 (eBANK Systems Corporation)

Exception 1 (Advanced Network Systems Co., Ltd*2)

(*1) SCS IT Management, Ltd. merged with SCS as of Jun. 1, 2006.

(*2) Advance Network Systems Co., Ltd has been excluded from equity method application because of sale of its shares on Sep. 28, 2006.

2. Outline of consolidated results for the third quarter of fiscal year ending March 31, 2007

(1) Consolidated Results (Millions of yen)

	Net Sales		Operating Income (Loss)		Ordinary Income (Loss)		Net Income (Loss)	
Apr. 1 - Dec. 31, 2006	95,437	25.6%	4,234	63.6%	4,462	64.9%	2,291	51.3%
Apr. 1 - Dec. 31, 2005	76,014	57.8%	2,589	(3.2%)	2,706	(1.7%)	1,514	(16.8%)
(For reference) Year ended March 31, 2006	120,290	70.4%	6,531	31.2%	6,716	31.7%	2,722	(12.2%)

(Note) Above amounts are rounded down to millions of yen

	Net Income per share	Net Income per share diluted
Third quarter 2006	42.25yen	--
Third quarter 2005	30.59yen	--
(For reference) Year ended March 31, 2006	53.29yen	--

(Note)1. Percentage figures are changes from the same period of the previous fiscal year.

2. Sumisho computer systems corporation (hereinafter SCS) have merged with Sumisho Electronics Co., Ltd. (hereinafter SSE) on Aug. 1, 2005. Above results does not include SSE's results during the period of Apr. 1-Jul. 31, 2005.

3. Net Income per share diluted is not calculated due to non-existence of residual security for dilution.

[Business Results: Consolidated]

Japanese economy continues to expand for the third quarter, backed by strong corporate earnings and brisk consumer spending, while fluctuation of oil prices remains to be concern of economic turbulence. Under such economic conditions, IT industry has picked up its momentum as companies started to increase their IT spending supported by their solid earnings, especially among financial institutions.

Under these circumstances, consolidated sales for the third quarter (Apr.1-Dec.31, 2006) were ¥95,437 million, a 25.6% increase over the same period of the previous year, mainly due to the increase in demands in Financial and Telecommunications industries. Also, due to margin improvement of individual projects, as well as the decrease of unprofitable projects, supported by introduced project management systems, ordinary income rose to ¥4,462 million, a 64.9% increase over the same period of the previous year, and Net income rose to ¥2,291 million, a 51.3% increase.

「Seasonality of the group's financial results」

As the SCS group recognizes revenues of contracted software and system development upon completion of the inspection by the customer, and as most of the inspections are done in the second and forth quarter, substantial portion of sales and profits are recognized in those period.

(2)Financial Position (Millions of yen)

	Total assets	Total shareholders' equity	Shareholders' equity ratio (%)	Shareholders' equity per share(yen)
Dec. 31, 2006	113,261	92,301	81.2%	1,696.34
Dec. 31, 2005	125,102	97,469	77.9%	1,797.08
(For reference) Year ended March 31, 2006	125,064	94,763	75.8%	1,746.78

【Consolidated cash flows】 (Millions of yen)

	Operating activities	Investing activities	Financing activities	Cash and equivalents, end of period/year
Apr.1-Dec.31,2006	5,011	(1,277)	(1,519)	33,792
Apr.1-Dec.31,2005	5,554	(3,185)	(1,283)	29,284
(For reference) Year ended March 31, 2006	7,518	(2,780)	(1,398)	31,558

[Qualitative information regarding consolidated financial position]

Cash and cash equivalents at the end of the third quarter (Dec. 31, 2006) was ¥33,792 million yen. Those amounts increased by ¥2,233 million yen from the end of last fiscal year ended Mar. 31, 2006. Cash flows for each activity are as follows.

(Operating activities)

¥5,011 million of net cash were generated from operating activities during this period (Apr.1-Dec.31.2006). Increase is mainly due to income before tax of ¥4,272 million, depreciation expenses of ¥1,730 million, and trade credit change of ¥10,756 million, while negatively affected by an increase in inventory assets of ¥2,092 million, trade credit change e of ¥4,495 million and payment of income taxes of ¥2,766 million yen.

(Investing activities)

¥1,277 million of net cash were used in investing activities during this period (Apr.1-Dec.31, 2006) This is mainly due to acquisition of tangible fixed assets of ¥853 million and intangible fixed assets of software of ¥1,010 million, and ¥697 million of acquisition of shares in alliance of business partners. Increase is mainly due to redemption of bonds.

(Financing activities)

¥1,519 million of net cash reduced in financing activities during this period (Apr.1-Dec.31, 2006). This was a result of dividend payments of ¥ 705 million (¥13 per share for dividend payment for last half year ended Mar.31, 2006) and ¥ 705 million (¥13 per share for dividend payment for first half year ending Mar. 31, 2007).

(Reference) Forecasts for the fiscal year ending March 31, 2007

We have seen steady demands for system development supported by strong corporate earnings mainly among financial institutions and telecom companies. We have also seen the improvement of profit margin of system integration and product sales. As we consider these business trends reflected in the results of the term ended Dec. 31, 2007, we revise our forecast for the fiscal year ending Mar. 31, 2007 as follows:

① Consolidated results forecast (Apr. 1, 2006 - March 31, 2007) (Millions of yen)

	Net Sales	Ordinary Income	Net Income
Prior forecast (A)	140,000	7,100	3,600
Revised forecast (B)	140,000	8,100	4,000
Change (B-A)	---	1,000	400
Rate of Change (%)	---	14.1%	11.1%

(reference) forecast for net income (year ending Mar.31, 2007) per share ¥73.75

② Non-consolidated results forecast (Apr.1,2006-March 31,2007) (Millions of yen)

	Net Sales	Ordinary Income	Net Income
Prior forecast (A)	134,000	6,500	3,400
Revised forecast (B)	134,000	7,500	3,800
Change (B-A)	---	1,000	400
Rate of Change (%)	---	15.4%	11.8%

(reference) forecast for net income (year ending Mar.31, 2007) per share ¥70.07


END